November 4, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Leland Benton

    Craig E. Slivka

Re:	LGI Homes, Inc.

Registration Statement on Form S-1

File No. 333-190853

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed LGI Homes, Inc. (the “Company”) initial public offering of up to 9,000,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m., Eastern time, on November 6, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated October 28, 2013:

Preliminary Prospectus dated October 28, 2013:

2,292 copies to prospective underwriters, institutional investors, dealers and others, through the date hereof.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

DEUTSCHE BANK SECURITIES INC.
JMP SECURITIES LLC
J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Warren F. Estey
Name: Warren F. Estey
Title: Managing Director

By:	/s/ Mark Schwartz
Name: Mark Schwartz
Title: Managing Director

By:	JMP Securities LLC

By:	/s/ Stephen Ortiz
Name: Stephen Ortiz
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Suhasini Cetlur
Name: Suhasini Cetlur
Title: Vice President